UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 PhyMatrix Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    718925100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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



                                  SCHEDULE 13G


CUSIP No. 718925100                                            Page  2  of  5
                                                                    ---    ---








1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Abraham D. Gosman
     (###-##-####)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
                                                                        [ ]
                                                                        (b)
                                                                        [x]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


      NUMBER OF        5      SOLE VOTING POWER
                              8,487,126
        SHARES

     BENEFICIALLY      6      SHARED VOTING POWER
                              0
    OWNED BY EACH
                       7      SOLE DISPOSITIVE POWER
      REPORTING               8,487,126

     PERSON WITH       8      SHARED DISPOSITIVE POWER
                              0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,487,126

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [  ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     38.1%

12   TYPE OF REPORTING PERSON*

     Individual (IN)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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




Item 1(a)     Name of Issuer
                           PhyMatrix Corp.


Item 1(b)     Address of Issuer's Principal Executive Offices:

                           777 South Flagler Drive, West Palm Beach,
                           Florida 33401

Item 2(a)     Name of Person Filing:

                           Abraham D. Gosman (###-##-####)

Item 2(b)     Address of Principal Business Office:

                           The address of the reporting person is c/o PhyMatrix Corp., 777 South Flagler Drive, West Palm Beach, Florida 33401

Item 2(c)     Citizenship:

                           The reporting person is a citizen of the United
                           States.

Item 2(d)     Title of Class of Securities:  Common Stock

Item 2(e)     CUSIP Number:  718925 10 0

Item 3.       Not applicable.

Item 4.       Ownership.

                           (a) Amount beneficially owned: Abraham D. Gosman beneficially owns 8,487,126 shares of Common Stock of the Issuer (4,000,000 of such shares of Common Stock are held by Mr. Gosman as trustee for the benefit of his sons, Michael Gosman and Andrew Gosman; as trustee, Mr. Gosman has sole voting and dispositive power with respect to the 4,000,000 shares held in trust).

                           (b) Percent of Class: Mr. Gosman beneficially owns 38.1% of the outstanding shares of Common Stock.

                           (c) Mr. Gosman has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 8,487,126 shares of Common Stock.

Item 5.       Ownership of Five Percent or Less of a Class

                           Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of
                            Another Person.

                           Michael Gosman and Andrew Gosman, the sons of Abraham D. Gosman, may receive dividends paid with respect to and proceeds from the sale of 2,000,000 shares of Common Stock held in trust for each of them (i.e., 4,000,000 shares in the aggregate) by Abraham D. Gosman.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not applicable.


Item 8.       Identification and Classification of Members of the Group.

                           Not applicable.

Item 9.       Notice of Dissolution of Group

                           Not applicable.

Item 10.      Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






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

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                      /s/ Abraham D. Gosman
                                                      ---------------------
                                                      Abraham D. Gosman

Date:  February 12, 1997









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


                                    Exhibit 1


Abraham D. Gosman
Andrew D. Gosman
Michael M. Gosman